

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Chris Lacy
Vice President, General Counsel and Secretary
Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

> **Re: Southwestern Energy Company**
> **Registration Statement on Form S-4**
> **Filed September 16, 2020**
> **File No. 333-248827**

Dear Mr. Lacy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Otness, Esq.